Rodney Bell
Chief Financial Officer, Senior Vice President and Treasurer
P. O. Box 1058
Greeneville, TN 37744
Telephone: (423) 636-7000
Fax: (423) 636-7279

December 21, 2012

Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Re:    Forward Air Corporation
Form 10-K for the year ended December 31, 2011
Filed February 24, 2012
File No. 000-22490

Dear Ms. Cvrkel:

We received your letter dated December 7, 2012. We appreciate the Securities and Exchange Commission (SEC)'s review and comments on our filing. After receiving your letter we reviewed the comments in conjunction with the underlying guidance. Please see the below responses to your comments:

SEC Comment #1:
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23
Discussion of Critical Accounting Policies, page 40

We note that your critical accounting policies disclosure is substantially similar to your accounting policies disclosures provided in Note 1 to the financial statements. The critical accounting policies disclosure in MD&A should supplement, not duplicate, the description of accounting policies disclosed in the notes. In this regard, please ensure that your critical accounting estimates disclosure - (i) provides greater insight into the quality and variability of information in the consolidated financial statements; (ii) addresses specifically why the accounting estimates or assumptions bear the risk of change; (iii) analyzes the factors on how the company arrived at material estimates including how the estimates or assumptions have changed in the past and are reasonably likely to change in the future; and (iv) analyzes the specific sensitivity to change of your critical accounting estimates or assumptions based on other outcomes with quantitative and qualitative disclosure, as necessary. Refer to the guidance in Section V of FRR-72 (Release No. 33-8350) and revise accordingly.

Management Response: The Company acknowledges the Staff's comment that our discussion of critical accounting policies is overly similar to the accounting policies described in Note 1 of our financial statements. In response to the comment we reviewed the guidance in FR-72 (Release No. 33-8350) in conjunction with our current disclosures and have provided an example of our revised disclosures in Exhibit A. Our revisions include additional information in the Self-Insurance Reserves and Valuation of Goodwill sections of our Critical Accounting Policies to provide a more specific discussion of the quality and variability of these estimates and their significance to our financial statements. Our revised critical accounting policy disclosures will be included in our Form 10-K for the year ended December 31, 2012.

SEC Comment #2:
Liquidity and Capital Resources, page 44

Please revise your MD&A discussion of cash flows from operating, investing and financing activities to cover the three years presented in your financial statements as required by Item 303(a) of Regulation S-K.

Management Response: The Company acknowledges the Staff's comment and our omission of a specific discussion of the change in cash flows for the year ended December 31, 2010 compared to the year ended December 31, 2009 in the liquidity section of the our fiscal 2011 Form 10-K. We note however that the total net cash provided by operating activities and the total net cash used in financing activities in fiscal 2009 were comparable to those in fiscal 2010. While total net cash provided by operating activities for fiscal 2009 was impacted by a decline in income due to a non-cash impairment charge which was offset by changes in income tax account balances and there was a decrease in cash used in investing activities in 2010 compared to 2009 due to reduced asset purchases, these items are clearly outlined in the Consolidated Statements of Cash Flows included in the fiscal 2011 Form 10-K. In addition, we note that a detail discussion of the cash flows from operating, investing and financing activities for fiscal 2009 was provided in our fiscal 2010 Form 10-K filing available to investors.

While we agree with the comment and will include a more specific discussion of cash flows from operating, investing and financing activities covering three years in our fiscal 2012 Form 10-K, we believe the information presented in our fiscal 2011 Form 10-K within MD&A, the Consolidated Statements of Cash Flows and related footnote disclosures, when considered with the similarities from year to year and the additional financial information presented in our fiscal 2010 Form 10-K available to investors, adequately presents all material items impacting our liquidity and capital resources for fiscal 2009, 2010 and 2011.

SEC Comment #3:
Financial Statements, page F-1 Notes to Consolidated Financial Statements, page F-9
5. Shareholders' Equity, Stock Options and Net Income per Share, page F-16

We note a considerable amount of stock options and non-vested shares to both employees and directors, as well as performance shares outstanding at December 31, 2011. However, only 383,000 and 649,000 were dilutive and antidilutive, respectively, to earnings per share at December 31, 2011. In this regard, please tell us, and revise to disclose, how each category of share-based compensation presented in Note 5 affected your earnings per share for the year ended December 31, 2011. Refer to ASC 260.

Management Response: The Company acknowledges the Staff's comment regarding the considerable amount of stock options, non-vested shares and performance shares outstanding at December 31, 2011. As discussed in Footnote 5, from 2007 through 2010, the only form of shared-based compensation issued by the Company was stock options awarded were under the 1999 Stock Option and incentive Plan (the 1999 Amended Plan). Beginning in 2011, in addition to stock options we began granting non-vested and performance shares. As of December 31, 2011, there were 3,403,960 stock options, 131,314 non-vested shares and 75,060 performance shares outstanding of which 333,183, 23,620 and 26,287 related to stock options, non-vested shares and performance shares, respectively are considered dilutive. This created a dilutive impact on EPS for related to stock options, non-vested shares and performance shares of $0.018, $0.001 and $0.001, respectively. As the non-stock option awards was less than $.01 and did not impact diluted EPS for the period, we did not believe it was necessary to disclose the dilutive shares separately from other awards. Please see Exhibit B for our earnings per share table with these additional categories provided for the common stock equivalents.

In regards to the anti-dilutive shares disclosed the entire amount related to our stock option awards as all non-vested and performance shares were dilutive and included in the calculation of common stock equivalents at December 31, 2011. As our granting practices have changed and the amounts related to non-vested and performance shares will increase, we understand the need requirement for these additional disclosures and will include these disclosures in future filings, starting with our 10-K for the year ended December 31, 2012.

We understand that the Company is responsible for the adequacy and accuracy of the disclosure in our filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Rodney L. Bell
Rodney Bell
Chief Financial Officer, Senior Vice President and Treasurer

Enclosed:
Exhibit A
Exhibit B

CC:
Mike McLean, Chief Accounting Officer, Vice President and Controller

Exhibit A: Revised Critical Accounting Policies Discussion

Self-Insurance Loss Reserves

Given the nature of our operating environment, we are subject to vehicle and general liability, workers' compensation and employee health insurance claims. To mitigate a portion of these risks, we maintain insurance for individual vehicle and general liability claims exceeding $0.5 million and workers' compensation claims and employee health insurance claims exceeding approximately $0.3 million, except in Ohio, where we are a qualified self-insured entity with an approximately $0.4 million self-insured retention. The amount of self-insurance loss reserves and loss adjustment expenses is determined based on an estimation process that uses information obtained from both company-specific and industry data, as well as general economic information. The estimation process for self-insurance loss exposure requires management to continuously monitor and evaluate the life cycle of claims. Using data obtained from this monitoring and our assumptions about the emerging trends, management develops information about the size of ultimate claims based on its historical experience and other available market information. The most significant assumptions used in the estimation process include determining the trend in loss costs, the expected consistency in the frequency and severity of claims incurred but not yet reported, changes in the timing of the reporting of losses from the loss date to the notification date, and expected costs to settle unpaid claims. Management also monitors the reasonableness of the judgments made in the prior year's estimation process (referred to as a hindsight analysis) and adjusts current year assumptions based on the hindsight analysis. Additionally, we utilize actuarial analysis to evaluate open vehicle liability and workers' compensation claims and estimate the ongoing development exposure.

Changes in the inputs described above, such as claim life cycles, severity of claims and trends in loss costs, can result in material changes to our self-insurance loss reserves. Historically, significant changes in one assumption or changes in several assumptions have resulted in both increases and decreases to self-insurance loss reserves. Based on facts and circumstances one significant claim, such as a dock or vehicle accident, could result in an immediate increase in our self-insurance loss reserves of at least $0.5 million, our self-insured retention limit. Significant facts and circumstances for a claim would involve the degree of injuries, whether fatalities occurred, the amount of property damage, the degree of our involvement and whether or not our employees or representatives followed our processes and procedures. However, changes in the above variables could also reduce our self-insurance loss reserves. For example, during the second quarter of 2011, we reduced our workers' compensation loss reserve by approximately $1.0 million as the result of improvements in our loss experience and in the severity of claims incurred over a certain period of time.

Valuation of Goodwill

We test our goodwill for impairment annually or more frequently if events or circumstances indicate impairment may exist. Examples of such events or circumstances could include a significant change in business climate or a loss of significant customers. We complete our annual analysis of our reporting units as of the last day of our second quarter, June 30th. We have two reporting units - Forward Air and FASI. In evaluating reporting units, we first consider our operating segment and related components in accordance with U.S. GAAP. Goodwill is allocated to reporting units that are expected to benefit from the business combinations generating the goodwill. We apply a two-step fair value-based test to assess goodwill for impairment. The first step compares the fair values of the reporting units to their carrying amounts, including goodwill. If the carrying amount of any reporting unit exceeds its fair value, the second step is then performed. The second step compares the carrying amount of the reporting unit's goodwill to the implied fair value of the goodwill. If the implied fair value of the goodwill is less than the carrying amount, an impairment loss would be recorded.
We determine the fair value of our reporting units based on a combination of a market approach, which considers comparable companies, and the income approach, using a discounted cash flow model. Under the market approach, valuation multiples are derived based on a selection of comparable companies and applied to projected operating data for each reporting unit to arrive at an indication of fair value. Under the income approach, the discounted cash flow model determines fair value based on the present value of management prepared projected cash flows over a specific projection period and a residual value related to future cash flows beyond the projection period. Both values are discounted using a rate which reflects our best estimate of the weighted average cost of capital of a market participant, and is adjusted for appropriate risk factors. We believe the most sensitive estimate used in our income approach is the management prepared projected cash flows. Consequently, we perform sensitivity tests to ensure reductions of the present value of the projected cash flows by at least 10% would not adversely impact the results of the goodwill impairment tests. Historically, we have equally weighted the income and market approaches as we believed the quality and quantity of the collected information were approximately equal.
Our 2011 calculations indicated that, as of June 30, 2011, the fair values of Forward Air and FASI exceeded their carrying values by over 200.0% and approximately 37.0%, respectively. For our 2011 analysis the significant assumptions used for the income approach were 10 years of projected net cash flows, discount rates of 14.5% and 21.0% for Forward Air and FASI, respectively, and a long-term growth rate of 5%. These estimates used to calculate the fair value of our reporting units change from year to year based on operating results, market conditions, and other factors. Changes in these estimates and assumptions could materially affect the determination of the reporting unit's fair value and goodwill impairment for each reporting unit. For example, during the first quarter of 2009, we determined there were indicators of potential impairment of the goodwill assigned to the FASI segment.  This determination was based on the continuing economic recession, declines in current market valuations, FASI operating losses in excess of expectations and reductions of projected net cash flows.  As a result, we performed an interim impairment test as of March 31, 2009.  Based on the results of the interim impairment test, we concluded that an impairment loss was probable and could be reasonably estimated.  Consequently, we recorded a goodwill impairment charge of $7.0 million related to the FASI segment during the first quarter of 2009.
Earnings estimated to be generated by our Forward Air segment are expected to continue supporting the $37.9 million carrying value of its goodwill. Our FASI segment is currently facing the challenges of building, expanding and diversifying its revenue base. If FASI's efforts are significantly delayed, future estimates of projected financial information may again be significantly reduced, and we may be required to record an impairment charge up to the $5.3 million carrying value of FASI's goodwill.

Exhibit B: Revised Presentation of Earnings per Share Calculation

	2011	2010	2009
Numerator:
Numerator for basic and diluted net income per share	$47,199	$32,036	$9,802

Denominator:
Denominator for basic net income per share -
weighted-average shares (in thousands)	29,052	28,984	28,928
Effect of dilutive stock options	333	—	—
Effect of dilutive non-vested shares	24	—	—
Effect of dilutive performance shares	26	127	65
Denominator for diluted net income per share - adjusted
weighted-average shares (in thousands)	29,435	29,111	29,025
Basic net income per share	$1.62	$1.11	$1.48
Diluted net income per share	$1.60	$1.10	$1.47